ENDORSEMENT APPLICABLE TO
                    CREDITS APPLIED TO ANNUITY ACCOUNT VALUE

When issued with this Endorsement, this Certificate provides for an amount, referred to as a "Credit," to be allocated to your Annuity Account Value on the Transaction Date of each Contribution.

Credits

Each credit is a percentage of the Contribution to which it relates and is allocated pro rata to the Investment Options in the same proportions as such Contribution. The applicable Credit Percentage is determined from the following table:

         TOTAL NET CONTRIBUTIONS RECEIVED
         --------------------------------
              IN FIRST CONTRACT YEAR             CREDIT PERCENTAGE
              ----------------------             -----------------
         [Less than $250,000]                           [4%]
         [$250,000 to $999,999.99]                      [5%]
         [$1 million and greater]                       [6%]

If an Expected First Year Contribution Amount is indicated in the Data Pages

        If an Expected First Year Contribution Amount is indicated in the Data Pages, the amount indicated will be used initially to determine your Credit Percentage from the above chart. If an additional Contribution received during the First Contract Year brings the total of all first year Contributions to a level that qualifies you for a higher Credit Percentage, the higher Percentage will be applied to all Contributions, and an adjustment for prior Credits will be made on the Transaction Date of such additional Contribution. This amount will be allocated pro-rata to your Investment Options based on your allocation percentages for such additional Contribution. On the first Contract Anniversary Date, we will review your actual First Year Total Net Contribution Amount (total Contributions less total withdrawals, including withdrawal charges in the first Contract Year) and compare that amount to the amount (your Expected First Year Contribution Amount or, if greater, your total net Contributions) that we had used to determine your Credit Percentage. If the First Year Total Net Contribution Amount is less and would result in a lower Credit Percentage based on the above table, we will adjust the Credit Percentage and recover the difference from your Annuity Account Value. We will do this on the first Contract Anniversary Date by deducting an amount equal to the difference between the Credit Percentage actually applied and the Credit Percentage that would have applied based on your actual First Year Total Net Contribution Amount, multiplied by the First Year Total Net Amount of Contributions.

If an Expected First Year Contribution Amount is not indicated in the Data Pages

        If an Expected First Year Contribution Amount is not indicated in the Data Pages, the amount of the initial Contribution will determine the initial Credit Percentage. The Credit

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NO. 2000TRBNS


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        percentage applied to each subsequent Contribution in the first Contract
        Year is determined as of each Transaction Date based on your Total Net Contributions as of that date and the above table. If an additional Contribution received during the First Contract Year brings your First Year Total Net Contributions to a level that qualifies you for a higher Credit Percentage, the higher Percentage will be applied to all Contributions, and an adjustment for prior Credits will be made on the Transaction Date of such additional Contribution and allocated pro-rata to your Investment Options based on the allocation percentages on the Transaction Date of such additional contribution. The amount of such adjustment will be equal to the difference in the Credit Percentages multiplied by the total net Contributions to which the lower rate had been applied. On the first Contract Anniversary Date we will review your First Year Total Net Contribution Amount. If such First Year Total Net Contribution Amount is less than your total Contributions (ignoring withdrawals) and would result in a lower Credit Percentage based on the above table, we will adjust the Credit Percentage and recover the difference from your Annuity Account Value. We will do this on the first Contract Anniversary Date by deducting an amount equal to the difference between the Credit Percentage actually applied and the Credit Percentage that would have applied based on your actual First Year Total Net Contribution Amount.

The Credit Percentage applied to each Contribution after the first Contract Year will be the Credit Percentage determined for the first Contract Year based on the review described above.

















NO. 2000TRBNS

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